THOMPSON        ATLANTA         CINCINNATI        COLUMBUS          NEW YORK
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  HINE                BRUSSELS      CLEVELAND      DAYTON     WASHINGTON, D.C.


                                                                    May 25, 2010
Ms. Deborah O'Neal-Johnson
Staff Counsel
Securities and Exchange Commission
100 F Street NW
Washington, D.C.  20549

      Re: NILE CAPITAL INVESTMENT TRUST (THE "REGISTRANT");
          FILE NOS. 333-164528 & 811-22384

Dear Ms. O'Neal-Johnson:

As we discussed via telephone on May 21, 2010, the above-named Registrant is contemplating a modification to the Principal Investment Strategy section of its prospectus. The Registrant proposes additional criteria that would make certain securities eligible for investment by the Fund, which are currently ineligible because of the asset or revenue test included in the current prospectus. In our first discussion you indicated that a mere business presence in Africa would not satisfy the requirements of Rule 35d-1. Because we alternatively suggested that having a company's securities traded on one of the exchanges in Africa might qualify under Rule 35d-1, you requested that the Registrant provide additional information about the listing requirements for the various exchanges.

In response to your request, the investment adviser to the Registrant did extensive research and determined that in order for a company to be listed on one of the 23 securities exchanges in Africa, certain minimum requirements must be met. Most significant of these is having the financial statements of the company prepared in accordance with the accounting standards of that country. To undertake having financial statements prepared specific to a particular country's accounting standards (which vary from country to country) using an accounting firm from that country, demonstrates a significant investment and evidences an economic tie to the countries of the African continent. Additionally, several exchanges require that the company be registered under the applicable country's Companies Act (similar to the Securities Act of 1933 in the United States). Again, a significant undertaking requiring the retention of counsel and auditors in that relevant jurisdiction, and likely not an action taken by a company with a de minimus economic tie to the African country. Lastly, many exchanges require that financial data for the listed companies be denominated in the local currency and have a minimum capital requirement in the country where the exchange is located.

Accordingly, the Registrant proposes the following revision to its Investment Strategy section (new text is underlined):

"The Fund defines African companies as those that (i) have a majority of their assets in, or (ii) derive a majority of their revenues or profits from Africa ("the continent"), OR (III) WHOSE SECURITIES ARE TRADED ON AN AFRICAN SECURITIES EXCHANGE. The Fund will invest in the securities of companies of any capitalization. Under normal market conditions, the Fund invests at least 80% of its assets (defined as net assets plus any borrowing for investment purposes) in
African companies. . . ."

The Registrant is of the opinion that the proposed changes are consistent with the "tied economically" test stated in Rule 35d-1(a)(3)(i) of the Investment Company Act and consistent with the language of Rule 35d-1 as originally proposed. Because the Registrant was recently organized and has sold only a limited number of shares, the Registrant proposes to make this change by way of a Rule 485(b) filing and file a new Form 497K, reflecting the change in its summary prospectus. Corresponding changes will be made elsewhere in the summary and statutory prospectus for all series of the Registrant where the definition of "African companies" is included.

The Registrant would appreciate any feedback from the staff regarding the proposed change. You may contact Marc Collins at 513.352.6774 with any comments.

                                                         Respectfully submitted,

                                                         THOMPSON HINE LLP